SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO-A

AMENDMENT NO. 2 TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CASA MUNRAS HOTEL PARTNERS, L.P.
(Name of Subject Company (Issuer))

John F. Rothman
Ronald A. Young
(Names of Filing Persons (Offerors))

Limited Partnership Units
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

John F. Rothman
8885 Rio San Diego Drive, Suite 220
San Diego, CA 92108
(619) 297-4040
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a Copy to:

Jan Powers
Mitchell, Silberberg & Knupp LLP
11377 West Olympic Boulevard
Los Angeles, California 90064
(310) 312-3257

CALCULATION OF FILING FEE

Transaction
Valuation*	Amount of Filing Fee**
$200,000	$16.18

*	This calculation assumes the tender of 400 limited partnership units of Casa Munras Hotel Partners, L.P. for $500 cash per limited partnership unit.

**	The amount of the filing fee is calculated in accordance with SEC Release Nos. 33-8095 and 34-45842 at $80.90 per $1 million of transaction valuation (effective February 25, 2003).

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$16.18	Filing Party:	John F. Rothman and
			Ronald A. Young
Form or Registration No.:	Form TO-T
	No. 5-37576	Date Filed:	July 21, 2003

[_]	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third-party tender offer subject to Rule 14d-1.

[_]	issuer tender offer subject to Rule 13e-4.

[_]	going-private transaction subject to Rule 13e-3.

[_]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

Item 8. Interest in Securities of the Subject Company.

     This Amendment No. 2, which is the final amendment, amends and supplements the tender offer statement of John F. Rothman and Ronald A. Young (together, the “Offerors”) on Schedule TO, which was originally filed with the Securities and Exchange Commission on July 21, 2003, and which was amended and supplemented by Amendment No. 1, which was filed on August 28, 2003 (the “Schedule TO”). The Schedule TO relates to the tender offer (the “Offer”) by the Offerors for up to 400 limited partnership units (“Units”) of Casa Munras Hotel Partners, L.P. (the “Subject Company”) for $500 per Unit, in cash (less a one-time $35 transfer fee per selling Unit holder, regardless of the number of Units sold) on the terms and conditions set forth in the Schedule TO.

     All of the information in the Schedule TO is hereby incorporated by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Interest in Securities of the Subject Company.

     Item 8 is hereby amended and supplemented as follows:

     The Offer expired pursuant to its terms at 5:00 p.m., Los Angeles time, on September 30, 2003. The Offer resulted in the tender by Unit holders, and acceptance for payment by John F. Rothman and Ronald A. Young of 198 and 199 Units, respectively. Effective September 30, 2003, the Offerors are the beneficial owners of the following securities in the Subject Company:

Name and Address	Number of Units Held		Percentage of Outstanding Units

John F. Rothman
4661 Arriba Drive
Tarzana, California 91356	1484	(1)	33.3%	(3)

Ronald A. Young
8885 Rio San Diego Drive
Suite 220
San Diego, California 92108	1484	(2)	33.3%	(3)

(1)	Of these Units, 242 are held directly and 492 are held through JGS Family Limited Partnership, of which John F. Rothman is the General Partner. John F. Rothman disclaims beneficial ownership of 750 Units beneficially owned by Ronald A. Young. Mr. Rothman and Mr. Young do not share voting or dispositive power with respect to such Units.

(2)	Ronald A. Young disclaims beneficial ownership of 734 Units beneficially owned by John F. Rothman. Mr. Young and Mr. Rothman do not share voting or dispositive power with respect to such Units.

(3)	Casa Munras GP, LLC, of which John F. Rothman and Ronald A. Young are Managing Members and 50% owners, is entitled to a 1% interest in the profits, losses and distributions of the Subject Company pursuant to the Subject Company’s Agreement of Limited Partnership.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ John F. Rothman

John F. Rothman

/s/ Ronald A. Young

Ronald A. Young

Dated: October 24, 2003